Exhibit 99.1

IROQUOIS CAPITAL NOMINATES SLATE OF HIGHLY QUALIFIED DIRECTOR CANDIDATES FOR ELECTION AT PHARMACYTE’S 2022 ANNUAL MEETING

Believes Truly Independent Board Required to Increase Accountability Given PharmaCyte’s Long History of Missed Milestones

Highlights Severe Governance Deficiencies and Recent Half-Baked Efforts to Appease Stockholders

Nominates Seven Experienced Highly Qualified Director Nominees

NEW YORK, June 23, 2022 /PRNewswire/ -- Iroquois Capital Management, LLC (together with its affiliates, "Iroquois"), one of the largest stockholders of PharmaCyte Biotech, Inc. ("PharmaCyte" or the "Company") (NASDAQ:PMCB) with beneficial ownership of approximately 6.1% of the outstanding common stock of the Company, today announced that it has nominated a slate of seven (7) highly qualified director candidates for election to the PharmaCyte Board of Directors at the Company’s upcoming 2022 annual meeting of stockholders. Iroquois also announced that it has publicly delivered a letter to the Company's stockholders making clear the case for a significant reconstitution of the Board with professionals possessing the requisite skillsets, experience, drive and sense of accountability needed to turn the Company around.

The full text of the letter follows:

June 23, 2022

Dear Fellow PharmaCyte Biotech Stockholders:

As previously communicated, Iroquois Capital Management, LLC (together with its affiliates, “Iroquois”) currently owns approximately 6.1% of the outstanding shares of PharmaCyte Biotech, Inc. (“PharmaCyte” or the “Company”), making us one of the Company’s largest stockholders.

We invested in the Company in August 2021 due to our belief in the promise of its proprietary cellulose-based live cell encapsulation technology and the potential for its use as an innovative platform upon which cellular therapies for several types of cancer and diabetes can be based upon. However, like many of you, we have grown weary of the repeated delays, shifting timelines and missed milestones with respect to the lifting of the clinical hold imposed on the Company’s Phase 2b clinical trial for pancreatic cancer therapy that PharmaCyte’s management team and Board of Directors (the “Board”) have repeatedly communicated, both publicly in its press releases and privately during the course of the past six months in our attempt to engage constructively with the Board regarding our concerns.

The Company’s most recent press release has done nothing to change what appears to be a habituated practice by PharmaCyte’s leadership to deflect accountability and kick the can further down the road with no definitive plan to create value for its patient stockholders who have been forced to endure a severe destruction of their investment. For instance, it is still not clear based on the Company’s latest communication what more is required of the Company to respond to the FDA concerning its inquiries surrounding the clinical hold.

Moreover, we take issue with the Company’s attempts to minimize our concerns with PharmaCyte’s stock price underperformance, poor investor communication, dismal corporate governance practices and lack of alignment with stockholders as a “distraction” as we strongly believe it downplays how widely our dissatisfaction is shared among the Company’s stockholders.

Only now in response to our public letters to the Board and communicated intention to nominate director candidates for election at the Company’s 2022 Annual Meeting of Stockholders (the “Annual Meeting”) did the Company deem it appropriate to announce a stock buyback and implement quarterly earnings conference calls, each of which occurred after our public suggestions and private recommendations over the course of the past six months, and concede that the Board lacks directors with sufficient capital markets experience. However, we have yet to see any admission by the Company of the root causes of the issues surrounding the Company, a chummy Board that is comprised of individuals, the majority of whom are physicians who lack any capital markets or public company directorship experience apart from PharmaCyte, and each of whom has been hand-picked by Kenneth L. Waggoner, the Company’s Chairman and Chief Executive Officer, and has never purchased a single share of the Company in the open market.

We believe this strategy is nothing but a reactive and transparent attempt to demonstrate an openness to change while the underlying goal is clearly to defend the status quo and make as little change as possible to appease stockholders. To that end, we note that the Company’s statement that it has been rebuffed in its offers to review our nominees is a false characterization of our attempts to work in good faith to reach a mutually agreeable resolution with the Board. We have been clear with the Company that the Board must be materially reconstituted with stockholder representatives and the Board’s unwillingness to recognize this meaningful amount of change required instead reflects its desire to ensure that its incumbents, whom we believe to be beholden to Mr. Waggoner, remain in place while minimizing the number of truly independent directors.

Furthermore, we find it disingenuous that the Company has referenced new executive compensation agreements as evidence of leadership’s alignment with the Company’s stockholders while avoiding to make such agreements, and the goals upon which cash and equity bonuses for its executives are tied thereunder, public for the benefit of all stockholders until the filing of its Annual Report on Form 10-K in mid-July. Far from being the Company’s “common practice”, not only is this the first time that PharmaCyte will be filing a Form 10-K as a Nasdaq-listed company, in April 2022, the Board found it material to disclose on Form 8-K the base compensation payable in cash to Mr. Waggoner and Carlos Trujillo, the Company’s Chief Financial Officer, less than one week after such arrangements were made. If the Company’s new executive compensation arrangements are truly designed to align management’s interests with that of the Company’s stockholders, why has the Company only deemed it material to disclose the cash component of such compensation packages when it could just as easily disclose the equity incentives contained therein and assuage stockholder concerns?

While the Company’s press release makes a point of patting leadership on the back for raising $90 million in three weeks while the market was experiencing a state of euphoria, we believe this overshadows the over ten years in which PharmaCyte has suffered as a barely known and little-loved penny stock, and believe stockholders will see through the façade of a Board puppeteering to be hard at work to represent stockholder interests. While anyone can get lucky, we strongly believe management and the Board are not even qualified to manage the funds on the Company’s balance sheet, and will be eagerly awaiting the filing of its Form 10-K in mid-July to determinate whether the Company has availed itself of any cash management systems to earn interest on such funds, which at this point, given the earnings that can accrue on investments in the U.S. Treasury market, could actually cover most of the Company’s entire projected cash burn on a quarterly basis. To the extent such a simple action readily within the Board’s control has not been taken to generate stockholder returns, we believe it will become even more apparent that not one individual on the Board, including its Chief Financial Officer who serves thereon in contravention to well established corporate governance practices, possesses the requite qualifications to manage any of the Company’s finances in a fiduciary manner, let alone nearly $90 million.

As one of the largest stockholders of the Company, we believe the status quo is untenable, and a change of tone at the top through a material reconstitution of the Board is urgently needed for the Company to turn over a new leaf for the benefit of all PharmaCyte stockholders. For this reason, we are nominating seven (7) exceptional, experienced and highly-qualified nominees for election to the Board at the Annual Meeting, including two direct Iroquois representatives. We believe stockholders deserve a Board that is unburdened by past loyalties, welcomes fresh viewpoints and demands accountability so that the Company can maximize its incredible potential. Iroquois has a long history of driving operational, financial, strategic and governance changes for the benefit of all stockholders. We firmly believe that with the right Board in place, PharmaCyte can fulfill the promise many stockholders have in the Company’s science and generate significant value for all stockholders.

We are confident the professionals we have nominated are incredibly well-qualified to serve as directors of PharmaCyte. This group of extremely impressive director candidates has backgrounds spanning drug development, intellectual property, capital markets, investment banking, strategic transformation and public company governance. As a group, they have substantial and highly successful experience in the pharmaceutical, biotechnology and broader healthcare industries. Collectively, they have decades of experience as CEOs, senior executives, chairmen and directors of well-performing biotechnology and pharmaceutical companies. It is clear to us that direct representation of stockholders is needed, especially in light of the Board’s half-hearted attempts to appease stockholders without addressing the root causes of the Company’s issues – its dysfunctional Board. For the benefit of other PharmaCyte stockholders, we have included detailed biographies of our nominees in an appendix to this letter.

Our goal is to represent the best interests of all stockholders and we believe our actions will place the Company on a path to greater accountability and stockholder returns. We remain confident in our belief that PharmaCyte has tremendous unmet potential that can be unlocked through improved governance and the addition of experienced professionals to the Board with the requisite skillsets, experience, drive and sense of accountability needed to turn the Company around. While we will continue to attempt to work constructively with the Board to find a mutually agreeable solution, we also look forward to further engagement with our fellow stockholders and will be sharing additional information about our views on PharmaCyte and ideas for significant value creation.

Best Regards,

/s/ Richard Abbe

Richard Abbe

Managing Member

Iroquois Capital Management, LLC

Biographies of Iroquois’ Nominees

Richard Abbe

We believe Mr. Abbe’s position as a significant investor in the Company and his extensive strategic, financial, capital markets and corporate governance experience and prior public company board experience make him an ideal director candidate for the Board. Mr. Abbe has served as the Co-founder, Principal and Managing Partner of Iroquois Capital Management, LLC, an investment advisory firm to certain privately pooled and highly active investment funds, since 2003. Mr. Abbe has also served as Co-Chief Investment Officer of such funds since their inception in 2003. From 2000 to 2003, Mr. Abbe co-founded and served as Co-Chief Investment Officer of Vertical Ventures, LLC, a merchant bank. Prior to 2000, he was employed by Lehman Brothers Holdings Inc. where he rose through the ranks in its Equity Middle Market Institutional Sales department. From 1998 to 1999, Mr. Abbe served as a Senior Managing Director at Gruntal & Co., L.L.C., a boutique investment bank where he was responsible for its Institutional Sales and Trading desk and served on the firm’s Board of Directors. From 1994 to 1998, he served as a Founding Partner at Hampshire Securities Corporation, a boutique investment bank which was sold to Gruntal & Co., L.L.C. in 1998. Mr. Abbe’s professional experience includes his service served on the Boards of Directors of XpresSpa Group, Inc. (NASDAQ: XSPA) (formerly Vringo Inc.), a health and wellness company, from March 2016 to December 2018, and National Holdings Corporation (formerly NASDAQ: NHLD), a financial services provider, from July 2014 to September 2016. He served on the Board of Trustees of Hobart and William Smith Colleges, in addition to his roles as Vice Chairman of Endowments and member of the Investment Committee of the Hobart College Endowment. He received his B.A. in Economics from Hobart University.

Stephen Friscia

We believe Mr. Friscia’s more than twenty years of experience as an investment professional and expertise in analyzing and working directly with management teams on the businesses, strategic initiatives and corporate governance philosophies of his portfolio companies would make him a valuable addition to the Board. Mr. Friscia is a private investor and serves as the manager and co-founder of Kipps Capital, a family office with interests in publicly traded equity securities, private equity securities and real estate holdings, since January 2016. Prior to the creation of his family office, Mr. Friscia served as an institutional small and mid-cap value equity portfolio manager for over 15 years including as Managing Director and Portfolio Manager of Iridian Asset Management LLC, a value-oriented investment management firm focused on active equity investment strategies, from 2009 to 2016, MacKay Shields LLC, an investment management firm, from 2008 to 2009, Bear Stearns Asset Management Inc., formerly the asset management business of The Bear Stearns Companies, Inc., from 2006 to 2008, and as a Portfolio Manager at John A. Levin & Co., Inc., an investment advisory firm, from 2003 to 2006, and Evergreen Investments LLC, formerly the investment management business of Wachovia Corporation, from 1993 to 2003. Mr. Friscia earned his B.S. in Business Administration from the State University of New York at New Paltz and his M.B.A. in Finance from Pace University.

Charles S. Ryan, Ph.D.

We believe Dr. Ryan’s more than 25 years of senior executive experience in the biotechnology and pharmaceuticals industry, including as a chief executive officer, chief intellectual property counsel and member of the board of directors of both public and private biotechnology companies, in addition to his expertise in capital acquisition, intellectual property, due diligence investigations, drug development, investor relations and strategic planning well qualifies him to serve on the Board. Dr. Ryan has served as President, Chief Executive Officer and Chairman of the Board of Directors of Travecta Therapeutics, Inc., a private biotechnology company developing treatments for serious neurological conditions through a platform designed to deliver drugs across the blood brain barrier, since May 2021. Dr. Ryan served as Chief Executive Officer of Neurotrope, Inc. (formerly NASDAQ: NTRP) (n/k/a Synaptogenix, Inc. (NASDAQ: SNPX)), a clinical-stage biopharmaceutical company with a pipeline of technology to treat various neurodegenerative diseases, from February 2018 to December 2020, and served as a member of its board of directors from December 2017 to December 2020. From October 2016 to February 2018, he served as President and Chief Executive Officer for the Orthobond Corporation, a private company focused on creating proprietary surface modifications for the medical device, biotechnology and pharmaceutical industries to enhance the function of a device or pharmaceutical. From March 2015 to May 2016, Dr. Ryan served as Vice President and General Counsel at Cold Spring Harbor Laboratory, a non-profit institution focused on neuroscience, bioinformatics, cancer, genomics and plant biology. From 2003 to 2014, Dr. Ryan served as Senior Vice President and Chief Intellectual Property Counsel for Forest Laboratories, Inc., a specialty pharmaceutical company whose most significant drugs were Lexapro® and Namenda®. Dr. Ryan began his career in biotechnology with The Collaborative Group, Ltd., a bioscience company providing development, research and manufacturing services to the pharmaceutical and skin care industries, where he was the Vice President, General Counsel, from 1998 to 2002. Dr. Ryan also has experience in private law practice, having held positions with Darby & Darby, P.C. and Scully, Scott, Murphy & Presser. He previously served as a member of the board of directors of Applied DNA Sciences, Inc. (NASDAQ: APDN), a provider of molecular-based supply chain authentication and security solutions, from August 2011 to November 2019, and BioRestorative Therapies, Inc. (NASDAQ: BRTX), a life sciences company, from April 2015 to January 2020. His experience also includes directorships held at ABS Materials, Inc., Lab21, Inc., GlycoMira Therapeutics, Inc., Forest Laboratory Holdings, Ltd., the Board of Trustees for The College of Wooster, New York Biotechnology Association, Stony Brook University Medical Center Development Council (Chair) and Western New England University Board of Trustees. Dr. Ryan earned his B.A. in Chemistry from The College of Wooster, a Ph.D. in Oral Biology and Pathology from Stony Brook University and his J.D. from Western New England University.

Jonathan L. Schechter

We believe Mr. Schechter’s experience as a public company director in addition to his unique skillsets gained from working with public companies for over two decades, including ten years of legal experience and fourteen years of investment banking experience, would make him a valuable addition to the Board. Mr. Schechter has served as Partner of The Special Equities Group, a division of Dawson James Securities, Inc., a full service investing firm specializing in healthcare, biotechnology, technology, and clean-tech sectors, since April 2021. From May 2019 to March 2021, Mr. Schechter served as Director of Bradley Woods & Co. Ltd., a registered broker-dealer. He served as the Director of Investment Banking at Chardan Capital Markets LLC, a full service investment firm specializing in healthcare and disruptive innovation companies, from February 2008 to May 2018. From 2005 until 2007, Mr. Schechter served as the general counsel for a hedge fund specializing in PIPE transactions and structured products. From 1999 until 2005, Mr. Schechter worked as a corporate associate at Bryan Cave LLP specializing in representing companies, investors and investment banks in general corporate matters including PIPE and merger/acquisition transactions. Mr. Schechter’s professional experience includes his service on the Board of Directors of Neurotrope, Inc. (n/k/a Synaptogenix, Inc. (NASDAQ: SNPX)), a clinical-stage biopharmaceutical company with a pipeline of technology to treat various neurodegenerative diseases, since December 2018, and DropCar, Inc. (n/k/a Ayro, Inc. (NASDAQ: AYRO)), a company that develops automotive based products and services, from March 2017 to January 2018. Mr. Schechter earned his A.B. in Public Policy/Political Science from Duke University and his J.D. from Fordham University School of Law.

Joshua N. Silverman

We believe Mr. Silverman’s extensive experience as an investment banker, management consultant and as a chairman and director of numerous public companies within the biotechnology and pharmaceutical industries would be extremely additive to the Board. Mr. Silverman has served as the managing member of Parkfield Funding LLC, an investment management firm specializing in pharmaceutical and biotechnology companies, since 2013.  Mr. Silverman served as a Co-Founder, Principal and Managing Partner of Iroquois Capital Management, LLC, an investment advisory firm to certain privately pooled and highly active investment funds, and as Co-Chief Investment Officer of such funds, from 2003 until July 2016. From 2000 to 2003, Mr. Silverman co-founded served as Co-Chief Investment Officer of Vertical Ventures, LLC, a merchant bank. Prior to that, Mr. Silverman served as a director of Joele Frank, Wilkinson, Brimmer, Katcher LLC, a boutique consulting firm specializing in mergers and acquisitions, and as Assistant Press Secretary to the President of the United States. Mr. Silverman currently serves on the Boards of Directors of Petros Pharmaceuticals, Inc. (NASDAQ: PTPI), a men's health pharmaceutical company, since December 2020, MyMD Pharmaceuticals, Inc. (NASDAQ: MYMD) (formerly Akers Biosciences, Inc.), a clinical stage pharmaceutical company, since September 2018, Ayro, Inc. (NASDAQ: AYRO) (formerly DropCar, Inc. and WPCS International Incorporated), an electric vehicle design and manufacturing company, since August 2016, Synaptogenix, Inc. (NASDAQ: SNPX) (formerly Neurotrope, Inc. (NASDAQ: NTRP)), a clinical-stage biopharmaceutical company with a pipeline of technology to treat various neurodegenerative diseases, since August 2016, and Protagenic Therapeutics, Inc. (NASDAQ: PTIX) (formerly Atrinsic, Inc.), a biotechnology company, since February 2016. He previously served as a director of National Holdings Corporation (formerly NASDAQ: NHLD), a financial services provider, from July 2014 through August 2016, and as a director of Marker Therapeutics, Inc. (NASDAQ: MRKR) (formerly TapImmune Inc.), from August 2016 until October 2018. Mr. Silverman received his B.A. in Political Science from Lehigh University.

Kimberly Page

We believe Mrs. Page’s position as a steward of capital invested in the Company combined with her over twenty years of experience in finance, risk management, auditing, compliance, institutional operations and capital markets make her an ideal director candidate for the Board. Mrs. Page currently serves as Chief Operating Officer and Compliance Officer of Iroquois Capital Management, LLC, an investment advisory firm to certain privately pooled and highly active investment funds, which she joined in 2001, and as a Director of Iroquois Master Fund Ltd. In her role, Mrs. Page overseas business operations, hedge fund domestic and international regulatory compliance, preparation of monthly net asset value calculations, coordinating with fund administrator and auditors, filings with securities regulators and monitoring of fund strategies including distressed debt, multi-currency, long/short equities, arbitrage, private equity, options, and delta hedging. Prior to 2001, Mrs. Page was employed by Instinet.com (“Instinet”), a leading electronic trading exchange platform launching a competitor to E-Trade prior to Instinet’s initial public offering in 2001, reporting to the Head of Business Development. Mrs. Page received her B.S. in Marketing from the University of Massachusetts.

Jude C. Uzonwanne

We believe Mr. Uzonwanne’s experience as a corporate strategy and transaction services adviser in the healthcare and industrials sector, his understanding of complex commercial and mergers and acquisitions transactions, and his experience working with emerging biotech and traditional pharmaceutical clients in key global life sciences markets well qualifies him to serve on the Board. Mr. Uzonwanne served as Chief Business Officer at 54gene, Inc. (“54gene”), a clinical-stage biopharmaceutical company, from March 2021 to June 2022. Prior to his role at 54gene, Mr. Uzonwanne served as a Principal at ZS Associates, Inc. (“ZS Associates”), a consulting and professional services firm focusing on consulting, software and technology that provides services for clients in the private equity, healthcare, and technology industries, from January 2021 to March 2021. Prior to joining ZS Associates, he served as a Principal at IQVIA Holdings Inc. (“IQVIA”) (NYSE: IQV), a clinical research and health information technology company, from 2018 to 2020, where he served as the head of the firm’s US Financial Investors Consulting practice and as management consulting lead for IQVIA’s service to a top-6 global pharmaceutical company and select emerging biopharmaceutical companies. His professional experience also includes his service as Vice President (Associate Partner) at EY-Parthenon LLP, a global strategy consulting firm, from 2016 to 2018; Principal (Associate Partner) at Bain & Company, Inc., a global strategy consulting firm, from 2015 to 2016; Associate Partner at Dalberg Global Development Advisers, a strategy and policy advisory firm, in 2015; and Deputy Director, Strategy, of the Bill and Melinda Gates Foundation, from 2013 to 2015. He has also served in several senior leadership roles at Overseas Shipholding Group, Inc. (NYSE: OSG), as Assistant Vice President, Corporate Development, from 2007 to 2009, Monitor Group LLP (now Monitor Deloitte LLP), a global strategy consulting firm, from 1998 to 2011 and Nirsal Plc, a wholly owned agricultural credit insurance subsidiary of the Central Bank of Nigeria, as an advisor and founding Chief Executive Officer and Managing Director, from 2011 to 2013. Mr. Uzonwanne has served as a member of the boards of directors of MyMD Pharmaceuticals, Inc. (NASDAQ: MYMD), a clinical stage pharmaceutical company, since April 2021, and Bonita Foods Nigeria Limited, a privately held emerging market specialty food and snacks company, since August 2019. Mr. Uzonwanne earned his B.A. in Economics and Political Science from Swarthmore College.

About Iroquois Capital Management, LLC

Iroquois Capital Management, LLC is a New York-based investment adviser that provides investment advisory services to Iroquois Master Fund Ltd., a privately pooled investment vehicle.

Certain Information Concerning the Participants

Iroquois Master Fund Ltd., a Cayman Island exempted limited company (“Iroquois Master”), together with the other participants named herein (collectively, “Iroquois”), intends to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes in connection with the 2022 annual meeting of stockholders of PharmaCyte Biotech, Inc., a Nevada corporation (the “Company”).

IROQUOIS STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Iroquois Master, Iroquois Capital Management, LLC, a Delaware limited liability company (“Iroquois Capital”), Iroquois Capital Investment Group LLC, a Delaware limited liability company (“ICIG”), Richard Abbe, Kimberly Page, Stephen Friscia, Charles S. Ryan, Jonathan L. Schechter, Joshua N. Silverman and Jude C. Uzonwanne.

As of the close of business on June 22, 2022, , Iroquois Master is the direct beneficial owner of (i) 1,190,421 shares of common stock, par value $0.0001 per share (the “Common Stock”) and (ii) 196,000 shares of Common Stock issuable upon the exercise of certain warrants, all of which are subject to a 4.99% blocker provision (the “Warrants”). As of the close of business on June 22, 2022, ICIG is the direct beneficial owner of (i) 68,370 shares of Common Stock and (ii) 84,000 shares of Common Stock issuable upon the exercise of Warrants. Iroquois Capital, as the investment manager to Iroquois Master, may be deemed the beneficial owner of the (i) 1,190,421 shares of Common Stock and (ii) 196,000 shares of Common Stock issuable upon the exercise of the Warrants directly owned by Iroquois Master. As of the close of business on June 22, 2022, Mr. Abbe does not directly beneficially own any securities of the Company. Mr. Abbe, by virtue of his position as the President of Iroquois Capital and as a managing member of ICIG, may be deemed the beneficial owner of the (i) 1,258,791 shares of Common Stock and (ii) 280,000 shares of Common Stock issuable upon the exercise of the Warrants owned in the aggregate by Iroquois Master and ICIG. As of the close of business on June 22, 2022, Mrs. Page does not directly beneficially own any securities of the Company. Mrs. Page, by virtue of her position as a Director of Iroquois Master, may be deemed the beneficial owner of the (i) 1,190,421 shares of Common Stock and (ii) 196,000 shares of Common Stock issuable upon the exercise of the Warrants directly owned by Iroquois Master. As of the close of business on June 22, 2022, Messrs. Friscia, Ryan, Schechter, Silverman and Uzonwanne do not own beneficially or of record any securities of the Company.

Investor Contact

Richard Abbe

Managing Member

Iroquois Capital Management, LLC

(212) 974-3070

SOURCE Iroquois Capital Management, LLC